Ezra Baker

Chief Product Officer Ghost Town Oats

New York City Metropolitan Area

Contact

www.linkedin.com/in/ezrabaker (LinkedIn)

Top Skills

Go-to-Market Strategy

Analytical Skills

Operations Management

Honors-Awards

Re:Co Fellow

Experience

Ghost Town Oats

3 years 9 months

Chief Product Officer

May 2023 - Present (1 year 4 months)

Los Angeles Metropolitan Area

Founding Team

December 2020 - Present (3 years 9 months)

Co-Founder

December 2020 - Present (3 years 9 months)

The Chocolate Barista

Vice President Of Strategy

November 2020 - May 2023 (2 years 7 months)

Los Angeles, California, United States

TCB by The Chocolate Barista is a creative brand & consulting agency specialized in the food and beverage (especially coffee!) industries. We focus on expanding the reach of our clients through business & marketing strategy, product development, and operations for retail settings, including cafe build-outs, quality control, and internal structure. Our team has over 40 years of combined experience in the coffee industry in sales, marketing, community building, brand partnerships, retail operations, and company organization, all with a centralized foundation on creating inclusive, positive environments for employees and consumers alike

Stumptown Coffee Roasters

Management Staff

April 2019 - July 2020 (1 year 4 months)

Icon Coffee

Director Of Retail Development

July 2018 - February 2019 (8 months)

Greater New York City Area

-Established and developed the Wholesale Program including SOPs, sales and training.

-Implemented a CRM to develop an efficient sales pipeline to create new sales and nurture existing relationships.

-Restructured the company retail operation by streamlining sales goals, hiring practices, and reporting strategies allowing for more efficient operations.

-Oversaw retail storefront renovation plan for eight locations, including: material sourcing, construction management and building.

-Sourced coffee and managed quality control for existing and additional retail brands under umbrella company.

Share Coffee Roasters
Wholesale Manager
June 2017 - June 2018 (1 year 1 month)

-Created and managed first wholesale program at company.
-Created sales reports and lead sheets.
-Created marketing strategies for company including: events, email campaigns and
sponsorships

-Established relationships with wholesale customers.

Black Fox Coffee
Barista and Educator
2016 - 2017 (1 year)
Greater New York City Area

-Organized and led public cuppings and other in-store events.
-Cupped coffees to be considered for the menu.
-Dailed in coffees and checked specifications using a refractometer.
-Recorded and organized expenses and general banking.

Everyman Espresso

Barista
2014 - 2016 (2 years)
Greater New York City Area

-Collaborated with retail merchandise designers on branding and style.

-Curated all non-coffee retail including vintage goods, publications and chocolates.
-Created financial reports for merchandise department to prove profitability.

-Trained new hires on milk and espresso preparation.

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Education

The University of Georgia
Bachelor's degree, Comparative Literature